January 15, 2025

Douglas Davis
Chief Executive Officer
VisionWave Holdings, Inc.
300 Delaware Ave., Suite 210 # 301
Wilmington, DE 19801

       Re: VisionWave Holdings, Inc.
           Amendment No. 3 to Draft Registration Statement on Form S-4 Submitted December 27, 2024
           CIK No. 0002038439
Dear Douglas Davis:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 20, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form S-4
Certain Defined Terms, page 14

1.     Please revise here to include definitions of Target stockholders, Former
Bannix
       Officers and Directors and Other Insiders as these parties are referred to your post-
       closing ownership disclosures.
2.     We note from your definition of Private Placement Units on page 16, you sold
       181,000 of these units to    certain investors.    Based on disclosure
on page F-26, it
       appears these investors were the Anchor Investors. Please revise throughout to
       identify these    certain investors.
 January 15, 2025
Page 2
3.     We note your response to prior comment 5 and your definition of Sponsor
Related
       Parties on page 17. Please revise to ensure your disclosure on page 6, which refers to
       "affiliates" of the Sponsor, is consistent with the definition here and disclosure on page 159, which refer to only "an affiliate" of the Sponsor. Additionally, clarify whether the "representatives" referenced in your description of Sponsor Related
       Parties on page 6 is I-Bankers Securities, as per your definition of Representative
       Shares or otherwise revise to ensure the disclosure on page 6 is consistent with the definition of Sponsor Related Parties on page 17.
Questions and Answers About the Business Combination and the Special Meeting Did the Company Board obtain a third-party valuation or fairness opinion..., page 23

4. We note your response to prior comment 20 that "[a]s part of its due diligence, Bannix hired a third-party advisor to provide a fairness opinion." However, your cover page and Q&A disclose that "[t]he Company Board did not obtain a fairness opinion with respect to the consideration to be paid in the Merger." Please revise to clarify whether management obtained a third-party fairness or other valuation opinion and file the opinion as an exhibit.
5. We note your response that you evaluated the transaction, at least in part, "based on
       the track records of Target   s key personnel, not the entity itself, as
Target was
       incorporated in March 2024 and has not yet generated revenues." Please revise to incorporate your response into the prospectus.
What equity stake will current the Company Stockholders and Target Shareholders hold..., page 23

6. We note your response to prior comment 6 where you indicate that you moved the introductory paragraph on page 23 so that it immediately precedes the tabular disclosures to which it relates on pages 25 and 26. However, it appears you did not revise your disclosure as indicated. In this regard, the disclosure that immediately follows "A:" is referring to the ownership table on page 25. Please revise.
7. We note your revisions and response to prior comment 7. The 2,254,000 total shares under the maximum redemption scenario in your table on page 23 does not agree with the 2,524,000 shares in the tables on page 24. Please revise. In addition, remove the reference to "pro forma" in the net tangible book value, as adjusted, line item, and revise to label the net tangible book value per share line item as "adjusted."
8. The number of Bannix shares outstanding in the first table on page 24 in the no redemption column does not agree to Bannix shares outstanding at September 30,
       2024 of 2,848,748. Please revise. In addition, provide us with the calculations that support the "increase in net tangible book value per share attributable to Bannix shareholders" as disclosed in the first table on this page, or revise as necessary.
9. Please address the following as it relates to your calculations of both the numerator and denominator for adjusted net tangible book value on page 24:
           Include an adjustment in the numerator for transaction costs to be incurred in connection with the business combination transaction, or explain why you believe such an adjustment is not necessary.
           Include an adjustment in the numerator for the advisory services that will be paid
 January 15, 2025
Page 3

           to Subash Menon, or explain why you believe such an adjustment is not necessary.
             Include an adjustment in the numerator for the funds that will be released from trust at each redemption level.
             Revise the denominator to include the common shares that will be issued upon conversion of the Rights.
             Revise to underscore the amount that immediately precedes total "As adjusted net tangible book value" and total "As adjusted Bannix shares outstanding" to clearly indicate the last line items are totals.
10. We note your response to prior comment 12 and revised disclosure in footnote (1) on page 25 where you provide a breakdown of the Sponsor and Other Insider shares.
       Please revise to make similar revisions to the ownership tables on pages 26, 42, 55,
       130 and 135 to ensure all ownership table disclosures are consistent.
11.    We note your revised disclosure on page 26 and response to prior comment
13. We
       note you present both public and private rights separately versus within the Bannix shareholders and Sponsor and Other Insiders lines as you do in all other ownership tables. Additionally, you include Representative shares and Former Officer and
       Director shares within Sponsor and Other Insiders shares here. Grouping shares differently here results in ownership percentages that differ from dilutive ownership information elsewhere, particularly for the Sponsor & Other Insiders. Please revise this table to be consistent with the dilutive ownership table on page
43. In addition,
       revise the first line in this table to refer to Bannix public stockholders consistent with disclosures elsewhere.
12. We note your response to prior comment 14 and revised disclosure on pages 26 and
       27. The disclosures required by Item 1604(c)(1) of Regulation S-K should be calculated using Bannix's as adjusted shares as of September 30, 2024, at each redemption level (including Right shares), plus the 11 million shares that will be issued to the Target. The total of such shares should be multiplied by the $10 per share SPAC IPO price to arrive at the company valuation (in dollars) at or above which the potential dilution results in the amount of the non-redeeming shareholders'
       interest per share being at least the IPO price per share. In addition, to the extent any shares are excluded from this calculation (i.e. warrants), include a footnote to your calculations indicating as such. Refer to the example provided in
Section II.D.3.iv.f in
       SEC Release 33-11265. Please revise.
What will VisionWave's liquidity position be following the Closing?, page 31

13. We note your disclosure here that following the Closing and assuming no additional redemptions, VisionWave will have $3.65 million cash on hand. This does not agree to the pro forma cash of $2.39 million on page 131. Additionally, you disclose estimated transaction expenses of $0.4 million both here and on page 51;
       however, this does not agree to pro forma adjustment (C) on page 136, which reflects transaction expenses of $0.3 million. Please revise to correct these apparent discrepancies or otherwise advise.
 January 15, 2025
Page 4
What interests do the Sponsor and the Company's officers and directors have in the Business
Combination?, page 34

14.    You state "At June 30, 2024, the company owes Evie Autonomous LTD
       (EVIE) $1,003,995 and $974,015, respectively." Please revise to reference the amount owed to EVIE as of Bannix's most recent balance sheet date of September 30, 2024, and clarify what period the $974,015 relates to (i.e., December 31, 2023). Similar revisions should be made on pages 48 and 92.
Summary of the Proxy Statement/Prospectus, page 41

15. We note your response to prior comment 16 and reissue in part. Please revise here to disclose the nature (e.g., cash, shares of stock, warrants and rights) and amounts of all compensation that has been or will be awarded to, earned by, or paid to the SPAC sponsor, its affiliates, and any promoters for all services rendered or to be rendered in all capacities to the SPAC and its affiliates and the amount of securities issued or to be issued by the SPAC to the SPAC sponsor, its affiliates, and any promoters and the price paid or to be paid for such securities. We note, for example, that the Summary
       Compensation Table for SPAC Sponsor, Affiliates, and Promoters does not disclose the private placement units, rights, and shares issued to sponsor and its
       affiliates and the amount paid for such units/rights/shares. In addition, disclose the nature and amounts of any reimbursements to be paid to the SPAC sponsor, its affiliates, and any promoters upon the completion of a de-SPAC transaction.
       Reimbursements would include, for example, fees and reimbursements in connection with loans extended; fees due; lease, consulting, support services, and management agreements with entities affiliated with the sponsor; and reimbursements for out-of-
       pocket expenses incurred in performing due diligence or in identifying potential business combination candidates. Refer to Items 1603(a)(6), 1604(a)(3), and
       1604(b)(4) of Regulation S-K.
Summary Unaudited Pro Forma Condensed Combined Financial Information, page 55

16. Please revise the ownership table here to refer to Target non-affiliated public stockholders consistent with all other ownership disclosures throughout your filing and with the definition on page 17.
The Business Combination Proposal
Background of the Business Combination, page 92

17. We note your response to prior comment 37. However, you continue to refer to Mr.
       Rittman as both a Consultant and CTO of Target here and on pages 95, 98, and 187.
       Please revise or advise.
18. We note your disclosure on page 97 in response to prior comment 18 which states:
       "Bannix   s first formal engagement with Target occurred on January 10,
2024, when
       representatives of Bannix were introduced to Mr. Attia. This introduction
       occurred well after Target   s incorporation and had no influence on its
formation."
       Please explain the discrepancy given that the Target was incorporated on March 20,
       2024, which is well after the January 10, 2024 initial meeting.
 January 15, 2025
Page 5
19. Please expand the background section to explain the basis for the Target's $195 million enterprise value given Target has had limited operations to date, and the date such enterprise value was determined. Additionally, expand your disclosure on page
       98 regarding the underlying reasons for the Company's board approval of the business combination. Specifically, given that the company entered into the Business
       Combination Agreement on March 26, 2024, six days after the Target's formation on
       March 20, 2024, provide additional disclosure regarding your assertion that "Target had already spent substantial time fostering a relationship with a leading U.S. defense contractor. Furthermore, Target had cultivated a robust potential pipeline of customer opportunities" To the extent that management considered the track record and relationships of the Target's key personnel rather than the target's existing operations, please revise here and elsewhere as appropriate, to clearly indicate as such.
Accounting Treatment, page 103

20. We note your revised disclosure and response to prior comment 17. Please revise here to ensure your disclosure is consistent with what is provided elsewhere in the filing about the size of Target versus Bannix. In this regard, you state on pages 51 and
       130 that Bannix's size based on total assets is larger in relative size than Target;
       but, since Bannix has no operations and no or nominal operating assets, Bannix considered the pro forma Enterprise Value of Target of $195 million. Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 3 - Accounting for the Business Combination, page 136

21. Please explain your reference to EVIE as the accounting acquirer here or revise. Also, revise the list of items considered in accounting for the Business Combination as a reverse capitalization to be consistent with your disclosures on page
130.
Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of
September 30, 2024, page 137

22. We note from your revised disclosure in pro forma adjustment C that, under the maximum redemption scenario, the payment of $0.3 million of transaction costs will be deferred until after the closing of the Business Combination pursuant to the deferment agreement. Please revise to disclose how long you have until you must repay these costs, and any other significant terms of the deferment agreement to which you refer, including, but not limited to, the date you entered into this agreement. In your response, provide us with a copy of this agreement.
23. We note your response to prior comment 26 regarding pro forma adjustment H, which reflects the repayment of due to related party amounts. Please revise to disclose how long you have until you must pay the accrued compensation amount of $110,400.
       Also, revise to disclose the terms of the Affiliate Deferment Agreement, including the date you entered into the agreement, and include a definition of this term in your glossary beginning on page 14. In your response, provide us a copy of the agreement.
 January 15, 2025
Page 6
24.    We note from various Forms 8-K filed by Bannix that on each of October
18,
       November 14 and December 13, 2024, the company deposited $16,237 as Extension payments into the trust. Revise pro forma adjustment M to reflect each of the payments made after the most recent balance sheet date, through the date of your amendment.
25.    We note your response to prior comment 24 regarding pro forma adjustment
N
       reflecting the repayment of the EVIE promissory note. Please revise to disclose how long you have until you must repay this note under a maximum redemption scenario and the terms of any related deferral agreement with EVIE, as applicable, including the date EVIE agreed to allow deferral of this repayment. In your response, provide us with a copy of such agreement.
Bannix Acquisition Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
Note 1- Organization and Business Operations
Investment Company Act 1940, page F-17

26. Please revise your disclosure under this heading and on page F-46 regarding the potential safe harbor and to otherwise update for the guidance the SEC provided for
       SPACs to consider when analyzing their status under the Investment Company Act of
       1940. See SEC Release No. 33-11265, Special Purpose Acquisition Companies, Shell
       Companies, and Projections, adopted on January 24, 2024. Please ensure any outdated disclosure is removed.
Note 10. Subsequent Events, page F-29

27. Please revise to include a discussion of the various deferral agreements as disclosed in
       Bannix's January 3, 2025 Form 8-K. Also, disclose any additional Extension payments made since September 30, 2024. Refer to ASC 855-10-50-2.
VisionWave Technologies, Inc.
Notes to Unaudited Condensed Financial Statements
Note 1. Organization, page F-67

28. We note your response to prior comment 36. We note from your disclosures on page 96 that Target has performed activities including "development, testing and commercialization of technologies" since its formation on March 20, 2024. We also note from your disclosure beginning on page 161 that certain of your products are fully developed (i.e., generation v3.0 counter drones, generation v3.0 illumination drones) while others are near completion and/or in some stage of testing. Please reconcile this disclosure with the information in your response that states Target did not begin incurring costs associated with their product readiness and technology until
       October 20, 2024. Provide us with a timeline of when you completed development for certain products and performed testing and demonstrations for others and revise your disclosures on page 161 to include such timelines. If any such activities occurred prior to September 30, 2024, please revise to provide your accounting policy for related costs and clarify where these costs are recognized in your financial statements.
       Additionally, to the extent you anticipate costs increasing significantly in future periods revise to include a discussion of this potential trend in MD&A. January 15, 2025
Page 7

Note 2. Basis of Presentation and Summary of Significant Accounting Policies Value of Acquired Marketable Securities, page F-72

29. We note your revised disclosure and response to prior comment 32. In your response, you state the determination to record the 10 million AVAI shares at par value was pursuant to ASC 820-10-35, which governs the measurement of non-marketable securities. We note your investment was in "tradable shares" and you disclose on page
       169 that the purpose of this transaction was "to provide Target with access to liquidity, if necessary," which implies an intent to sell such shares in the market. As previously requested, please provide us with a detailed and thorough accounting analysis that supports your conclusion to recognize the shares at par value and record them as a Level 3 fair value asset. Include references to the specific accounting guidance used in your analysis. To the extent you believe the AVAI shares lack liquidity, as your response indicates, please explain why you are referencing such shares as a potential source of liquidity, or revise.
General

30. We note your response to prior comment 39. We also note that Target appears to own investment securities having a value far exceeding 40% of the value of its total assets. As previously requested, in addressing whether the Target (or the combined company following the Business Combination) or any of its subsidiaries meet the
       definition of an    investment company    under Section 3(a)(1)(C) of
the Investment
       Company Act of 1940, please include all relevant calculations under
Section
       3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). In addition, if you believe that Target and the combined company can
       rely on the exclusion set forth in Section 3(b)(1), please provide a detailed analysis supporting this determination. In your response, include an in-depth discussion of the five-factor qualitative test, known as the Tonopah factors.
31. We note your response to prior comment 40. Although your response states you have revised to consistently refer to the Sponsor and various affiliated parties, we continue to note the following discrepancies in your disclosures:
              Sponsor and Other Insiders    on pages 25, 26, 43, 55, 130, 135
and 138
              Bannix   s sponsor and other insiders    on page 24
              Sponsor and its Affiliates    on pages 26, 27 and 65
              SPAC Sponsor    on pages 41 and 100
              Company   s Sponsor    on pages 129, 154 and 178
       As previously requested, revise to use consistent terminology throughout and ensure the terms are defined in your glossary beginning on page 14.
 January 15, 2025
Page 8

        Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-
551-3334 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Stephen M. Fleming